November 22, 2004

VIA FACSIMILE: (202) 942-9528

Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	H. Roger Schwall Alex Shukhman
Re:	Whittier Energy Corporation Form SB-2 File No. 333-119048

Dear Mr. Schwall:

        Thank you for the comments included in your letter to Bryce Rhodes dated October 18, 2004. Following your request, we have attached Amendment No. 1 to Form SB-2 of Whittier Energy Corporation (the "Registrant"). To facilitate your review of our responses, I have reproduced each of your comments below and have included specific responses in boldface print following each comment.

  Comment:

  1.
  Please identify the natural person(s) with voting and investment control over the shares held by any selling security holders that are entities.

  Response:

  Registrant has revised the disclosure set forth under the heading "Selling Stockholders" on page     to include the identity of the natural persons with voting and investment control over the Registrant's securities held by selling security holders that are entities. Such natural persons are disclosed in the footnotes to the table, which lists all selling security holders participating in the proposed registered offering.

  Comment:

  2.
  Please advise us on a supplemental basis whether any of the selling security holders are registered broker-dealers or affiliates of broker-dealers.

  Response:

  Global Resource Investments Ltd. ("Global Resource") is an introducing broker-dealer registered in all U.S. states except the State of Maine, and is a selling security holder participating in the proposed registered offering. Arthur Rule has voting and investment control over the outstanding securities of each of Global Resource and Exploration Capital Partners Limited Partnership ("Exploration Capital"), therefore Exploration Capital may be deemed to be an affiliate of Global Resource by virtue of Mr. Rule's common investment and voting control of both entities.

  Comment:

  3.
  You state that Thompson & Knight will pass upon the validity of the subscription rights and shares of common stock offered pursuant to this offering. However, you have not filed such an opinion as an exhibit and your exhibit list does reflect that you plan on filing one in a future amendment. Please file the opinion as an exhibit and revise your exhibit index to appropriately reflect the exhibit number assigned to such opinion. See Securities Act Section 7(a) and Schedule A.29 and Item 601(a) of Regulation S-B.

  Response:

  Registrant has revised the exhibit index set forth under Item 27 of Part II of the registration statement to include a reference to the legal opinion of Thompson & Knight LLP, which passes upon the validity of the shares of common stock offered pursuant to this registration statement. Registrant has filed a copy of the legal opinion of Thompson & Knight LLP as Exhibit 5.1 to Amendment No. 1 to Form SB-2 of the Registrant and has included such copy herewith.

        You have indicated that your review of this registration statement is limited to Items 507 and 601(a) of Regulation S-B and Securities Act Section 7(a) and Schedule A.29. Please be advised that Registrant has revised certain disclosures located elsewhere in the amended registration statement to address comments received from certain state securities authorities pursuant to applicable blue sky laws and regulations. We do not consider such revisions to be material.

        In addition, Registrant has revised management's discussion and analysis of the financial condition and results of operations of Registrant for the period ended September 30, 2004 and has attached the financial statements required under Item 310 of Regulation S-B for that period. Also attached are pro forma financial statements of Registrant as filed with the Commission on Form 8-K/A on October 5, 2004, reflecting Registrant's acquisition of oil and gas properties from Texas Independent Exploration Limited and certain of its affiliates.

        We have enclosed herewith clean and marked copies of Amendment No. 1 to Form SB-2 of the Registrant, including the exhibit and financial statements referenced above. Please contact me directly at (713) 951-5800 or, in my absence, Harry Beaudry at (713) 653-8826, if you have any additional comments or questions regarding the Registrant's registration statement as revised, or our responses contained herein.

Very truly yours,
Dallas Parker

Enclosures

cc:
Bryce W. Rhodes
President of Whittier Energy Corporation